Exhibit 97.2

GYRODYNE, LLC

AMENDED AND RESTATED

SECURITIES TRADING POLICY

FOR

OFFICERS, DIRECTORS AND CERTAIN EMPLOYEES

Effective as of August 31, 2015

Amended and restated as of February 26, 2024

Introduction and Overview

Gyrodyne, LLC (the "Company") and its officers, directors and employees are subject to various laws, rules and regulations governing the issuance, offer, sale and trading of securities of companies. These laws are imposed, enforced and governed by various jurisdictions, regulatory authorities and governing agencies. Specifically, the Company and its officers, directors and employees are subject to the laws, rules and regulations of the federal, state and local governments and any exchange upon which the Company's securities are listed. These entities, including the U.S. Securities and Exchange Commission (the "SEC") and the Nasdaq Stock Market ("Nasdaq") have adopted and have the authority to enforce regulations relating to transactions in securities, including the Company's securities.

Although the Company encourages investment in its securities and the securities of other companies, it is the Company's desire to promote compliance with the laws, rules and regulations that govern such activity. Accordingly, the Company has adopted this Securities Trading Policy to assist in preventing violations of applicable laws, rules and regulations.

Applicable securities laws prohibit the trading by anyone in the securities of any company while in possession of material inside information. Anyone who violates these laws is subject to personal liability; the law may impose criminal and civil penalties, including imprisonment and substantial fines, upon anyone who violates these laws. See "Penalties for Non-Compliance" below. It is, therefore, imperative and incumbent upon you that you read and understand this Securities Trading Policy and strictly comply with its terms. Failure to do so may result, in addition to the penalties noted above, in termination of the employment or other relationship of anyone that violates this Securities Trading Policy. The Company specifically reserves the right, in its sole discretion, to terminate the employment or other relationship with anyone that violates this Securities Trading Policy.

Statement of Policy; General Prohibition

No officer, director or employee of the Company ("Company Personnel") may buy, sell or otherwise effect any transaction in the Company's securities while in possession of material non-public information. In addition, no officer, director or employee may buy, sell or otherwise effect any transaction in the securities of any other company (including companies with whom the Company transacts business) if you are aware of material nonpublic information about that company that you obtained in the course of your affiliation with the Company. The prohibitions set forth in the foregoing two sentences are referred to herein collectively as the “General Prohibition.” The General Prohibition applies to trading by Company Personnel following expiration or termination of their service with the Company. Additionally, no Company Personnel may buy, sell or otherwise effect any transaction in the Company's securities during any period described herein to constitute a Blackout Period. See "Blackout Policy" below.

Prohibition on Disclosure of Material Non-Public Information

Under applicable laws, Company Personnel may be held responsible for trading executed by any person or entity to whom such individual discloses material non-public information and by any person or entity to whom the initial recipient passes such information (whether or not the initial recipient of the information trades on such information). Accordingly, Company Personnel are prohibited from disclosing to anyone, at any time, material non-public information. This prohibition applies to any such information that may be within the knowledge or possession of Company Personnel following expiration or termination of their service with the Company.

Individuals Subject to Policy; Insiders

In addition to Company Personnel, the prohibitions set forth in this Securities Trading Policy apply to: (a) family members of Company Personnel ("Family Members"); and (b) anyone who resides in the home of Company Personnel ("Residents"). It is the responsibility of Company Personnel to inform Family Members and Residents of these restrictions and obligations.

Securities

The phrase "securities" includes, without limitation, stock (of any class or designation, including preferred or common stock), bonds and other debt instruments, options (puts and calls) and warrants exercisable to purchase any of the foregoing and any other securities into which or from which these securities may be derived (derivative securities).

Trading

The phrase "trading" includes, without limitation, buying, selling, transferring, pledging, exercising or otherwise effecting any transaction, in securities.

Material Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

●	financial results;
●	projections of future earnings or losses, or other earning, guidance;
●	earnings that are inconsistent with the consensus expectations of the investment community;
●	a pending or proposed merger, acquisition or tender offer;
●	a pending or proposed acquisition or disposition of a significant asset;
●	a change in dividend policy, the declaration of a stock split or an offering of additional securities;
●	a change in management;
●	development of a significant new product or process;
●	impending bankruptcy or the existence of severe liquidity problems; and
●	the gain or loss of a significant customer or supplier.

Non-Public Information

Information is non-public if it has not been disclosed generally to the investing public. Information is considered to have been made public if it has been published in the newspapers, or other media or has been the subject of a press release. Company Personnel may not engage in any transaction involving the Company's securities until expiration of two (2) business days following release of the information. By way of example, if announcement is made by the Company at any time on a Monday, you should not trade until Thursday. If an announcement is made on a Friday, you should not trade until the following Wednesday.

Blackout Policy

In addition to the General Prohibition outlined above, the Company may, from time to time, designate additional periods during which restrictions on trading in the Company's securities will be in effect (each, a "Blackout Period”). The Compliance Officer (as defined below) will notify Company Personnel in advance of the expiration of each Blackout Period of the dates constituting the commencement and termination of the ensuing permissible trading window.

Restrictions Applicable to Certain Individuals; Pre-Clearance Policy

The federal securities laws require the following Company Personnel to report their trading activities to the SEC: (a) members of the Board of Directors of the Company; and (b) executive officers of the Company (collectively, the "Key Personnel"). These individuals are required, under Section 16 of the Exchange Act of 1934 (the "Exchange Act") to report their activities (and those of Family Members and Residents) by filing with the SEC a Form 4 detailing the subject transaction within two (2) business days of execution of a trade in the Company's securities. Although filing the requisite Form 4 is the responsibility of the Key Personnel effecting transactions in the Company's securities, the Company will provide assistance in filing such forms. Accordingly, it is the Company's policy that all Key Personnel must obtain clearance from the officer of the Company designated to clear such transactions (the "Compliance Officer") prior to effecting any transaction in the Company's securities. Peter Pitsiokos, Esq. is the Compliance Officer. The Compliance Officer must pre-clear his transactions through the Chief Executive Officer of the Company.

A request for pre-clearance should be submitted to the Compliance Officer at least two (2) business days in advance of the proposed transaction. The Compliance Officer is in no event under any obligation to approve a trade submitted for pre-clearance, and may determine not to clear the trade.

Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. If a transaction subject to pre-clearance is approved, the Key Personnel will have until the end of two trading days following the day pre-clearance is received to place the transaction. For example, if a Key Personnel receives pre-clearance from the Compliance Officer on a Tuesday, that Key Personnel generally will have until the end of trading on Thursday of the same week to place the transaction. If the transaction order is not placed within that two trading day period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Additional Prohibited Transactions

Trading within Six Month Periods. Under Section 16(b) of the Exchange Act, Key Personnel will be held liable for "short swing" profits resulting from a non-exempt purchase and sale or sale and purchase within a period of less than six (6) months. Accordingly, Key Personnel are prohibited from purchasing and selling or selling and purchasing and of the Company's securities during any six (6) month period. In addition, Key Personnel who purchase the Company's securities in the open market may not sell any Company securities of the same class during the six months following the purchase.

Short Sales. Section 16(c) of the Exchange Act prohibits Key Personnel from engaging in short sales (sales of securities not actually owned at the time of such sales, often referred to as "sales against the box"). Accordingly, Key Personnel are prohibited from executing short sales of the Company's securities.

Publicly Traded Options. Key Personnel are prohibited from effecting transactions in puts, calls or other derivative securities of the Company, whether on an exchange or in any other organized market.

Hedging Transactions. Key Personnel are prohibited from engaging in hedging or monetization transactions involving the Company's securities.

Margin Accounts; Pledges. Key Personnel may borrow money in transactions in which securities of the Company are pledged or used as collateral, including transactions in which the securities arc subject to being sold upon a decline in the market price of such securities (margin transactions). Under margin arrangements, a lender may be entitled to sell the securities pledged or margined by Key Personnel without notice of such sale to such individual when the value of the securities subject to such arrangement declines. Such sales, although not initiated at the specific request of Key Personnel (as borrowers), are considered sales for the benefit of such personnel and may subject such individuals to liability under applicable securities laws if made at a time when such Key Personnel are aware of material non-public information. Additionally, it should be noted that, sales of the Company's securities (made by the lender) in these types of arrangements can be difficult to manage and can easily lead to violations of the pre-clearance and notification requirements of this Securities Trading Policy, as well as the two (2) business day reporting deadline imposed by Section 16(a) of the Exchange Act. Accordingly, Key Personnel are urged to seriously consider the potential consequences of such arrangements prior to undertaking such transactions.

Additional Guidance

Standing Orders. Standing orders (except standing orders under approved Rule 10b5-l plans, see below) should be used only for a very brief period of time not to exceed seven (7) days. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when you are in possession of material inside information.

Rule 10b5-l Plans. Rule 10b5-l of the Exchange Act provides a defense from insider trading liability. To be eligible for this defense, Key Personnel may enter into a "10b5-l Plan" for trading in securities of the Company. If the plan meets the requirements of Rule 10b5-l, securities of the Company may be purchased or sold by Key Personnel without regard to certain insider trading restrictions.

To comply with this Securities Trading Policy, a 10b5-l Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-l. In general, a 10b5-1 Plan must be entered into at a time when there is no undisclosed material information. Once the plan is adopted, the individual utilizing such plan must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.]

Penalties for Non-Compliance

The following penalties apply under Rule 10b-5, which prohibits trading on material non-public information: (a) imprisonment for up to twenty (20) years; (b) criminal fines of up to five million dollars ($5,000,000); (c) civil penalties of up to three (3) times the profit gained or loss avoided; (d) pre-judgment interest; and (e) private party damages. In addition, violation of this Securities Trading Policy could result in termination.

Twenty-Twenty Hindsight

If securities transactions are ever examined, evaluated, questioned or scrutinized, they are likely to be viewed after the fact with the benefit of hindsight. As a result, before effecting transactions in the Company's securities, Company Personnel should carefully consider how a transaction may be viewed or construed with the benefit of hindsight. In the event that there is any question, uncertainty or other concern relating to a proposed transaction or application of this Securities Trading Policy, Company Personnel are urged to consult the Compliance Officer prior to undertaking such transaction.

Certification

Attached hereto is a Form of Certification. All Company Personnel must execute a Form of Certification to certify their understanding of and intent to comply with this Securities Trading Policy on the form attached hereto.